On April 18, 2002, the Annual Meeting of Stockholders of
Progressive Return Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To elect two Class II Directors until the year 2005
Annual Meeting.
Name of Class II Directors
 For
Against
Edwin Meese III
3,924,941
105,495
Ralph W. Bradshaw
3,925,816
104,620

(2) To ratify the selection of Tait, Weller & Baker as
the Fund's independent accountants for the year ending
December 31, 2002.
For
Against
Abstain
3,927,496
98,791
4,146

(3) To approve a one-for-four reverse stock split of the Fund's issued and outstanding shares of common stock and the amendment to the Articles of Incorporation.
For
Against
Abstain
3,898,774
129,255
2,404